July 24, 2024

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Li Xiao
Kristin Lochhead

Re:	Blue Biofuels, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 000-54942

Greetings:

This letter is in response to your comment letter dated June 25, 2024. Your comments are reproduced below in bold italics, followed in each case by the response of Blue BioFuels, Inc. (the “Company,” “we,” “our,” or “us”).

1.	We reference the disclosure that you determined that your disclosure controls and procedures were “sufficient” as of December 31, 2023. Please revise Item 9A in an amended Form 10-K to clearly state management’s conclusion on whether your disclosure controls and procedures were “effective” at the end of the period. Refer to the guidance in Item 307 of Regulation S-K. You may provide an abbreviated amendment that includes a cover page, explanatory note, the complete text of Item 9A, a signature page and the certification required by Item 601(b)(31) of Regulation S-K, including paragraphs 1,2,4 and 5. Please ensure the revised certifications refer to the appropriate amendment and are currently dated.

Response: We have modified the wording to Item 9A in the In the proposed Form 10K/A (attached) to clearly state management’s conclusion on disclosure controls and procedures indicating that such disclosure controls and procedures were effective as of December 31, 2023. We have also updated the dates of the ceritifications required by Item 601(b)(31) of Regulation S-K.

2.

On May 3, 2024, the Commission entered into an order instituting settled administrative and cease-and-desist proceedings against BF Borgers CPA PC and its sole audit partner Benjamin F. Borgers CPA (individually and together BF Borgers). Please refer to the order on the SEC’s website at https://www.sec.gov/files/litigation /admin/2024/33- 11283.pdf and the related staff statement at https://www.sec.gov /corpfin/announcement/staffstatement-borgers-05032024. Because BF Borgers has been denied the privilege of appearing or practicing before the Commission, issuers that have engaged BF Borgers to audit or review financial information to be included in any Exchange Act filings to be made on or after the date of the Order will need to engage a new qualified, independent, PCAOB-registered public accountant.

Response: As disclosed in the Form 8-K filed on May 17, 2024, the Company changed its independent PCAOB-registered public accounting firm to Assure CPA, LLC. In the proposed Form 10K/A (attached), we have added disclosure in ITEM 9. – Changes in and disagreements with accountants on accounting and financial disclosure to disclose this change.

3.	We note you do not include Item 1.C Cybersecurity. Please revise or advise us why you do not provide disclosure as applicable under Item 106 of Regulation S-K.

Response: We had inadvertently omitted the disclosure from the Form 10K filed on March 26, 2024. In the proposed Form 10K/A (attached), we have added Item 1.C. Cybersecurity as required under Item 106 of Regulation S-K.

We acknowledge that the Company is responsible for the accuracy of its disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that the Company may not use the staff comments as a defense in any proceeding.

Please contact me if you need any additional information.

Sincerely,

/s/ Anthony Santelli II

Anthony Santelli
Chief Financial Officer.

Attachment: 10K/A